                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              Click Commerce, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   18681D-10-9
                  ---------------------------------------------
                                 (CUSIP Number)

                                  June 27, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            / /   Rule 13d-1(b)

            / /   Rule 13d-1(c)

            /X/   Rule 13d-1(d)

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

        The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 18681D-10-9

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners III, L.P.

         2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

                  (a)   X

                  (b)


         3.       SEC Use Only

         4. Citizenship or Place of Organization: Insight Capital Partners III, L.P. is organized under the laws of the State of Delaware

Number of
Shares Bene-          5.   Sole Voting Power           4,938,087
ficially Owned
by Each               6.   Shared Voting Power         7,026,920
Reporting
Person With:          7.   Sole Dispositive Power      4,938,087

                      8.   Shared Dispositive Power    7,026,920

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         7,026,920

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (11) 18.4%

         12.  Type of Reporting Person (See Instructions) PN

CUSIP No. 18681D-10-9

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners III-CoInvestors, L.P.

         2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

                  (a)   X

                  (b)

         3.       SEC Use Only

         4. Citizenship or Place of Organization: Insight Capital Partners III-Coinvestors, L.P. is organized under the laws of the State of Delaware

Number of
Shares Bene-          5.   Sole Voting Power           865,581
ficially Owned
by Each               6.   Shared Voting Power         7,026,920
Reporting
Person With:          7.   Sole Dispositive Power      865,581

                      8.   Shared Dispositive Power    7,026,920

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         7,026,920

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (11) 18.4%

         12.  Type of Reporting Person (See Instructions)   PN

CUSIP No. 18681D-10-9

         1.       Names of Reporting Persons.
                  I.R.S. Identification Nos. of above persons (entities only).

         Insight Capital Partners (Cayman) III, L.P.

         2.       Check the Appropriate Box if a Member of a Group (See
         Instructions)

                  (a)   X

                  (b)


         3.       SEC Use Only

         4. Citizenship or Place of Organization: Insight Capital Partners (Cayman) III, L.P. is organized under the laws of the Cayman Islands

Number of
Shares Bene-      5.   Sole Voting Power           1,223,252
ficially Owned
by Each           6.   Shared Voting Power         7,026,920
Reporting
Person With:      7.   Sole Dispositive Power      1,223,252

                  8.   Shared Dispositive Power    7,026,920

         9.   Aggregate Amount Beneficially Owned by Each Reporting Person
         7,026,920

         10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

         11.  Percent of Class Represented by Amount in Row (11) 18.4%

         12.  Type of Reporting Person (See Instructions) PN

Item 1.

(a)      Name of Issuer:
         ---------------

         Click Commerce, Inc.

         Address of Issuer's Principal Executives Offices:
         200 E. Randolph Dr., Suite 4900, Chicago, IL  60601

Item 2.

(a)      Name of Persons Filing:
         -----------------------

         Insight Capital Partners III, L.P.
         Insight Capital Partners III-CoInvestors, L.P.
         Insight Capital Partners (Cayman) III, L.P.

(b)      Address of Principal Office, or if none, Residence:
         ---------------------------------------------------

         527 Madison Avenue, 10th Floor, New York, NY 10022

(c)      Citizenship:
         ------------

         Delaware

(d)      Title and Class of Securities (of Issuer):
         ------------------------------------------

         Common Stock

(e)      CUSIP Number:
         -------------

         18681D-10-9

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or ss.ss.240.13d-2(b) or (c), check whether the person filing is a:

         N/A

Item 4. Ownership

         Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)      Amount Beneficially Owned:
         --------------------------

         Insight Capital Partners III, L.P.:                  4,938,087 (as of February 12, 2001)
         Insight Capital Partners III-CoInvestors, L.P.:      865,581 (as of February 12, 2001)
         Insight Capital Partners (Cayman) III, L.P.:         1,223,252 (as of February 12, 2001)

(b)      Percentage of Class:
         --------------------

         Insight Capital Partners III, L.P.:                  12.9% (as of February 12, 2001)
         Insight Capital Partners III-CoInvestors, L.P.:      2.3% (as of February 12, 2001)
         Insight Capital Partners (Cayman) III, L.P.:         3.2% (as of February 12, 2001)

         Aggregate: 18.4% (as of February 12, 2001)

(c)      Number of shares as to which such person has:
         ---------------------------------------------

(i)      Insight Capital Partners III, L.P.:                           4,938,087
         Insight Capital Partners III-CoInvestors, L.P.:                 865,581
         Insight Capital Partners (Cayman) III, L.P.:                  1,223,252

(ii)     Insight Capital Partners III, L.P.:                           7,026,920
         Insight Capital Partners III-CoInvestors, L.P.:               7,026,920
         Insight Capital Partners (Cayman) III, L.P.:                  7,026,920



(iii)    Insight Capital Partners III, L.P.:                           4,938,087
         Insight Capital Partners III-CoInvestors, L.P.:                 865,581
         Insight Capital Partners (Cayman) III, L.P.:                  1,223,252


(iv)     Insight Capital Partners III, L.P.:                           7,026,920
         Insight Capital Partners III-CoInvestors, L.P.:               7,026,920
         Insight Capital Partners (Cayman) III, L.P.:                  7,026,920



Item 5.  Ownership of Five Percent or Less of a Class

         N/A

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

         N/A

Item 8.  Identification and Classification of Members of the Group

         See attached exhibit 8.

Item 9.  Notice of Dissolution of Group

         N/A

Item 10. Certification

         N/A

                                    EXHIBIT 8

Item 2.  Identity and Background.

         This statement is being filed by Insight Capital Partners III, L.P., a Delaware limited partnership (hereinafter referred to as "Capital Partners"), Insight Capital Partners III-CoInvestors, L.P., a Delaware limited partnership (hereinafter referred to as "CoInvestor Partners") and Insight Capital Partners (Cayman) III, L.P., a Cayman Islands limited partnership (hereinafter referred to as "Cayman Partners"), each of whose principal office is located at c/o Insight Capital Partners III, L.P., 527 Madison Avenue, 10th Floor, New York, New York, 10022. Each of Capital Partners, CoInvestor Partners and Cayman Partners is engaged in the venture capital business.

         InSight Venture Associates III, LLC, a Delaware limited liability company (hereinafter referred to as "Venture Associates") is the sole general partner of each of Capital Partners, CoInvestor Partners and Cayman Partners, and as such may be deemed to be the beneficial owner of all shares held by Capital Partners, CoInvestor Partners and Cayman Partners. The managing members of Venture Associates are William Doyle, Deven Parekh, Jeffrey Horing, Peter Sobiloff, Jerry Murdock and Roel Pieper, and as such may be deemed to be the beneficial owners of all the shares held by Capital Partners, CoInvestor Partners and Cayman Partners. Jeffrey Horing, Jerry Murdock and Roel Pieper are the designated members of Venture Associates and the ultimate controlling persons of Venture Associates.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  INSIGHT CAPITAL PARTNERS III, L.P.

                                  By:  Insight Venture Associates III, LLC,
                                         its general partner


                                  By:  /s/ Jeffrey Horing
                                       -----------------------------

                                  Name:    Jeffrey Horing

                                  Title:   Managing Member, Insight Venture
                                           Associates III, LLC

                                  Date:    February 12, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  INSIGHT CAPITAL PARTNERS III-COINVESTORS, L.P.

                                  By:  Insight Venture Associates III, LLC,
                                         its general partner


                                  By:  /s/ Jeffrey Horing
                                       -----------------------------

                                  Name:    Jeffrey Horing

                                  Title:   Managing Member, Insight Venture
                                           Associates III, LLC

                                  Date:    February 12, 2001

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  INSIGHT CAPITAL PARTNERS (CAYMAN) III, L.P.

                                  By:  Insight Venture Associates III, LLC,
                                         its general partner


                                  By:  /s/ Jeffrey Horing
                                       -----------------------------

                                  Name:    Jeffrey Horing

                                  Title:   Managing Member, Insight Venture
                                  Associates III, LLC

                                  Date:    February 12, 2001